Mail Stop 4561

June 27, 2008

By U.S. Mail and Facsimile to 1-501-329-9139

Randy E. Mayor
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

> **Re:** **Home Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 10, 2008**
> **File No. 000-51904**

Dear Mr. Mayor:

We have reviewed the above-referenced filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for period ended March 31, 2008

Item 6, Exhibits

1. We refer to the amended certifications by the Chief Executive Officer and Chief Financial Officer required by Item 302 of the Sarbanes-Oxley Act of 2002 that were filed as Exhibits 31.1 and 31.2 dated March 14, 2008. Please revise the certifications or tell us the reasons why the Company has amended them by

deleting former paragraph 3 which certified that to the best of the knowledge of these officers, the financial statements and other financial information included in the quarterly report fairly present the financial condition, results of operations and cash flows of the Company for that period.   Refer in your response to SEC Release 33-8238 and paragraph (B)(31) of Item 601 of Regulation S-K that require this paragraph be included in the certifications.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Attorney Advisor, at (202) 551-3448 or me at (202) 551-3436 with any other questions.

Sincerely,

Christian Windsor
Special Counsel